Delisting Determination,The Nasdaq Stock Market, LLC,
February 17, 2016, ROI Acquisition Corp. II.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock, unit and warrant of ROI Acquisition Corp. II
(the Company), effective at the opening of the trading session on February 29, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5620(a) and 5620(b).
The Company was notified
of the Staffs determination on January 2, 2015.  The
Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated February 9, 2015, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rules 5620(a), 5620(b) and 5550(a)(3).
However, the Company was
unable to meet the exception milestones as required.
On October 29, 2015, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on November 2, 2015.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on December 14, 2015.